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Exhibit 12(a)

AON CORPORATION AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions except ratios)

	Three Months Ended March 31,		Years Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(Restated)	(Restated)
Income before provision for income taxes and minority interest	$271	$48	$309	$854	$635	$931	$542
ADD BACK FIXED CHARGES:
Interest on indebtedness	29	36	127	140	105	87	70
Interest credited on investment-type insurance contracts	12	16	56	71	77	72	45
Interest on ESOP	—	—	—	—	1	2	3
Portion of rents representative of interest factor	15	14	57	54	49	51	44

INCOME AS ADJUSTED	$327	$114	$549	$1,119	$867	$1,143	$704

FIXED CHARGES:
Interest on indebtedness	$29	$36	$127	$140	$105	$87	$70
Interest credited on investment-type insurance contracts	12	16	56	71	77	72	45
Interest on ESOP	—	—	—	—	1	2	3
Portion of rents representative of interest factor	15	14	57	54	49	51	44

TOTAL FIXED CHARGES	$56	$66	$240	$265	$232	$212	$162

RATIO OF EARNINGS TO FIXED CHARGES	5.8	1.7	2.3	4.2	3.7	5.4	4.3

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  Exhibit 12(a)
AON CORPORATION AND CONSOLIDATED SUBSIDIARIES COMBINED WITH UNCONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (millions except ratios)